GLOBAL PARTNERS LP
P.O. Box 9161
800 South St.
Waltham, Massachusetts 02454-9161
(781) 894-8800

July 1, 2005

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

  Re:
  Global Partners LP
  Registration Statement on Form S-1
  Filed May 10, 2005
  File No. 333-124755

Dear Mr. Schwall:

        The Registrant has filed through EDGAR and separately forwarded five courtesy copies of Amendment No. 1 to the above-referenced Registration Statement each of which has been marked to show changes from the original filing. A copy of this letter has been furnished through EDGAR as correspondence. This letter sets forth the Registrant's responses to the comments and requests for additional information of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in its comment letter dated June 9, 2005. Please be advised that the Registrant responded to Comment No. 15 in a letter to the Commission dated June 16, 2005 and subsequently has had several conversations with the Staff concerning Comment No. 15. For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the comment letter. The Registrant's response to each comment and request is set forth immediately below the text of the applicable comment or request. All page references are to Amendment No. 1 unless otherwise indicated. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Form S-1

General

1.
Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure, wherever it appears in your document.

  Response: The Registrant acknowledges Comment No. 1 and has revised the Registration Statement accordingly.

2.
We will need time to review all new disclosure, including any additional proposed artwork or graphics and the intended price range, prior to completing our examination. Similarly, we will need time to review all omitted exhibits, including the opinion of counsel. You can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

  Response: The Registrant will promptly amend the Registration Statement to provide any new disclosure, including any proposed artwork or graphics and the intended price range, and to file all remaining exhibits as soon as they become available. The Registrant hereby acknowledges that the Staff may have additional comments on such information and documents.

3.
We note the inclusion of a glossary. While this is helpful, key terms such as "subordination period" and "subordination units," among others, should be defined the first time they are used rather than requiring the reader to go back and forth within the prospectus. Revise your filing accordingly.

  Response: Pursuant to conversations with the Staff regarding Comment No. 15, the Staff requested that the contents of the "Cash Distribution Policy" section be moved to the back of the Registration Statement. In accordance therewith, the contents of the "Cash Distribution Policy" section has been incorporated into "The Partnership Agreement" section beginning on page 109. Due to the length and complexity of the definitions of key terms, the Registrant believes that, for the most part, the proposed arrangement and placement of definitions of the terms referred to in this Comment No. 3 creates an orderly and clear presentation of these relatively complex concepts. The following terms are defined in the glossary and are also defined in the Registration Statement as described below. Revisions made to the Registration Statement in response to this comment have been noted.

  "adjusted operating surplus"—This term is first used on page 111 within the definition of "subordination period." Because of the length and complexity of the definition of "adjusted operating surplus," the Registrant elected not to embed this definition within the definition of "subordination period," but rather opted to include the definition on the following page just after the definition of "subordination period."

  "available cash"—A detailed definition is included on page 109. A condensed definition of this term is included on page 9 to which a cross reference to page 109 has been added.

  "incentive distribution right"—A detailed definition is included on page 113. A condensed definition of this term, and a cross reference to page 113, has been added to page 9.

  "operating expenditures"—The Registration Statement has been revised to include a detailed definition on page 110.

  "operating surplus"—A detailed definition is included on page 110. A condensed definition of this term, and a cross reference to page 110, has been added to page 9.

  "subordination period"—A detailed definition is included on page 111. A condensed definition of this term is included on page 9 to which a cross reference to page 111 has been added.

4.
We remind you that as stated in Securities Act Release No. 5180, a registrant is "in registration" at least from the time an issuer reaches an undertaking with a broker-dealer to the period of 25-40 days during which dealers must deliver a prospectus. Interviews conducted by your principals during this period may raise Section 5 concerns since they may be selling material. Any selling material outside the statutory prospectus violate the Securities Act unless a final prospectus is delivered prior to or simultaneously with that additional selling material. Please acknowledge the staff's position in your response.

  Response: The Registrant acknowledges the Staff's position on interviews conducted while a registrant is "in registration" and the distribution of selling material outside the statutory prospectus.

5.
Please eliminate all unnecessary redundancy throughout your prospectus. For example, you repeat much of your discussion of competitive strengths, business strategy, and risks in the Summary and Risk Factors and again in MD&A.

  Response: In drafting MD&A, the Registrant referred to the Commission's Release No. 33-8350, Interpretation: Commission's Guidance on Management's Discussion and Analysis of Financial Condition and Results of Operations. The Commission therein suggests that a good introduction or overview to MD&A should, among other items, (a) include economic or industry-wide factors relevant to the company; (b) to the extent necessary or useful, discuss the company's lines of business, location or locations of operations, and principal products and services; and (c) provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term.

  Since, pursuant to Item 503 of Regulation S-K, the discussion in "Risk Factors" is intended to be a discussion of the most significant factors that make the offering speculative or risky, it seems inherent that this disclosure, to some extent, would resemble a discussion of the material challenges and risks on which the Registrant's management is most focused as well as disclosure of the economic or industry wide-factors relevant to the Registrant.

  While the Registrant recognizes that there is some overlap between the introduction to MD&A and the information disclosed in the Summary and Risk Factors, it believes that the disclosure in MD&A is necessary to provide a balanced, executive-level discussion that identifies the most important themes and other significant matters with which management is concerned in evaluating the Registrant's financial condition and operating results.

Prospectus Cover Page

6.
As there is no assurance that you will in fact pay the minimum quarterly distribution you cite, and it is not required information under Item 501 of Regulation S-K, remove those numbers from the cover page.

  Response: The Registrant believes that disclosure of the minimum quarterly distribution on the cover page is consistent with the cover page disclosures of other comparable transactions without exception. The Registrant has reviewed the cover pages of all comparable publicly traded limited partnerships that have had initial public offerings since January 2004 and the minimum quarterly distribution was included on the cover page of all of these prospectuses. Furthermore, the Registrant has demonstrated that it would have been able to pay the distribution on a pro forma basis on the common units and anticipates that it will be able to pay the distribution on a forecasted basis for the 12 months ending June 30, 2006 on all the units. Please see the response to Comment No. 15 below.

7.
Provide updated and current disclosure throughout the prospectus. For example, update the status of your application with the New York Stock Exchange.

  Response: The Registrant has revised and will continue to revise the Registration Statement so that the prospectus includes updated and current disclosure throughout, including disclosure regarding the status of the Registrant's application with the New York Stock Exchange.

Prospectus Summary, page 1

8.
We note your various claims of leadership, here and elsewhere in the prospectus. Provide with us objective support for those statements and claims. If you cannot provide such support, delete that language.

  Response: The Registrant hereby acknowledges Comment No. 8. Support for the referenced assertions is attached hereto as Exhibit A.

The Transactions, page 4

9.
Provide cross-references to the more detail discussion we ask for under "Certain Relationships and Related Transactions."

  Response: The Registration Statement has been revised accordingly. Please see page 4.

Risk Factors, page 14

10.
In a number of places in the risk factor section you use phrases such as "materially adversely affected" or "negative impact." Please revise to add disclosure describing and expressing the specific and immediate effects to the investors. Also, rather than indicating that you give "no assurance of" or "cannot predict" a particular outcome, revise to state the risk plainly and directly.

  Response: The Registration Statement has been revised accordingly in several places throughout the "Risk Factor" section.

We depend on key personnel, page 20

11.
If any of your "key personnel" are not under contract, revise to disclose this. Also, please indicate whether you carry key man insurance.

  Response: The Registration Statement has been revised accordingly. Please see pages 21 and 88.

Our debt levels may limit our flexibility, page 24

12.
Please advise us as to your consideration of including a risk factor explaining that a majority of the proceeds from this offering will be used to repay debt and therefore you do not expect to have proceeds to expand or invest in your business.

  Response: It is part of the Registrant's normal cash management policy to reduce outstanding indebtedness under its credit facility with any excess cash on hand. Approximately a third of the net proceeds from this offering will be used to reduce borrowings under the Registrant's working capital credit facility. Please see the response to Comment No. 14 below. Furthermore, the Registrant can expand or invest in its business, with borrowings under its new credit facility or with proceeds from the issuance of equity or debt.

  In connection with the closing of this offering, the Registrant will replace its current credit facility with a new four-year $400.0 million senior secured credit facility. This new credit facility will include a $35.0 million acquisition facility to be used for funding acquisitions. Accordingly, the Registrant believes that its ability to obtain funds for expanding or investing in its business is enhanced by using the majority of the proceeds from this offering to repay debt, which in turn increases borrowing capacity under its credit facility. The Registrant does not believe that an additional risk factor is necessary.

Use of Proceeds, page 32

13.
Revise this section to provide, in tabular and quantified form, the sources and uses of the funds being raised in this offering and the borrowings under the current revolving credit facility and the new four-year senior secured credit agreement.

  Response: Based on discussions with the Staff, it was agreed that this section did not require revision. Please see the response to Comment No. 14 for an explanation of how the funds being raised in this offering will be utilized.

14.
Indicate how you will utilize any funds remaining after you pay your indebtedness and the fees associated with this offering, where will you allocate the additional proceeds.

  Response: All funds from this offering will be used first to repay $51.0 million of outstanding indebtedness under a term loan and approximately $3.5 million of fees associated with this offering. The remaining funds of approximately $37.0 million, assuming net proceeds of $91.5 million, will be used to repay outstanding borrowings under the Registrant's working capital credit facility.

Cash Distribution Policy, page 35

15.
Given that you are a new registrant and this offering conveys to potential investors that your initial quarterly distribution will be $0.4125 per unit—an amount which appears to represent substantially all your available cash—we believe that you should provide a more detailed discussion about the policy and provide support for the stated distribution amount. Please accordingly revise this section, the Cash Available for Distribution section, and Appendix D. The revisions should clearly and fully convey:

  •
  the background and effect of the cash distribution policy, including the initial distribution rate;

  •
  your estimated cash available to pay distributions over the next four quarters;

  •
  whether historically you had sufficient available cash to pay the stated distribution amount; and

  •
  any assumptions and considerations related to the preceding disclosure.

  Response: The Registrant responded to this comment in a letter to the Commission dated June 16, 2005 and has had several subsequent related conversations with the Staff. The Registrant has revised the Registration Statement in a manner it believes is responsive to the Staff's requests. Please see the new section entitled "Cash Distribution Policy and Restrictions on Distributions" beginning on page 35. The contents of the former "Cash Distribution Policy" section has been incorporated into "The Partnership Agreement" section beginning on page 109.

General Partner Interest and Incentive Distribution Rights, page 35

16.
Clarify which "distributions" you are referring to in the first sentence. Are they all distributions, including the quarterly distributions since inception or distributions made just prior to, or at the time of, liquidation?

  Response: The Registration Statement has been revised accordingly. Please see page 109.

17.
Provide a cross-reference to more detailed discussion of the incentive distribution rights.

  Response: The Registration Statement has been revised accordingly. Please see page 109.

Subordination Period, page 37

18.
This discussion is not clear to someone who is not already familiar with the filing. Revise it to make clear who holds the subordinated units, why their units are deemed to "subordinated" and the practical effect of the subordination period.

  Response: The Registration Statement has been revised accordingly. Please see page 111.

Management's Discussion and Analysis, page 49

Overview, page 49

Products and Operational Structure, page 49

19.
We note your disclosure stating that your business is divided into the two categories of wholesale and commercial, and see that you have included separate financial information for these categories in the table on page 53. Tell us how you determined that similar disclosures were not required in your financial statements to comply with the guidance in SFAS 131.

  Response: The Registrant has considered several factors and determined that for purposes of SFAS 131, it has one operating segment. The Registrant's business activities are principally based in the Northeast. Although certain products may generate additional financial information particular to that product, the distinguishing factors are not sufficiently delineated to conclude that such products constitute a separate reportable segment.

  The Registrant is closely managed from its corporate headquarters in Waltham, Massachusetts. Management, including Eric Slifka, the Registrant's chief operating decision maker ("CODM"), resides at this office. The Registrant's information technology and accounting departments are housed there. The credit, human resources and accounts payable departments are also situated there.

  A single segment view is consistent with how the Registrant presents itself to its lenders. The Registrant reports gross profit margin and net earnings to its CODM and the Registrant's lenders on a consolidated level. The Registrant has historically, and will prospectively, have a single credit facility for its entire enterprise.

  The CODM has elected to describe the Registrant's activities in the Registration Statement, in part, by delineating volumes, revenues and gross margins in two categories, wholesale and commercial. To some extent, this distinction reflects a difference in customers and contractual arrangements. The Registrant's product supply purchases, however, are commingled and are not discrete to either category. The Registrant's commodity risk management program reduces commodity price risk also without regard to allocation between these categories. The Registrant engages in marketing, terminalling and storage operations in which it purchases and resells refined petroleum products and utilizes, and in some instances, operates certain terminalling and storage assets. These operations are not predicated upon a commercial/wholesale or product sales analysis. Further, the regulatory environment in which the Registrant operates and its insurance needs are not distinguishable in any material manner by the nature of the Registrant's products and services. Generally, management responsibilities and employee assignments are not allocated to specific categories (i.e., wholesale or one of the commercial activities). Further, the Registrant has one credit facility and does not allocate interest expense among these two categories of activities. The primary methods used by the Registrant to distribute products and provide services are substantially the same regardless of product line and wholesale or commercial category (i.e., rack distribution, truck and marine delivery). The commingled nature of such activities further supports the conclusion that the Registrant's operations constitute one operating segment.

  The customers that contribute to the wholesale volumes, revenues and gross margins primarily consist of home heating oil retailers, retail gasoline station operators and wholesale distributors, and the customers that contribute to commercial volume, revenue and gross margin amounts are effectively all the other non-wholesale customers and primarily consist of either (a) customers in the public sector and large commercial and industrial customers or (b) cruise ships, bulk carriers and fishing fleets.

  The Registrant has historically broken out volumes, revenues and gross margins generated from sales to customers described in (b) above. However, due to the immateriality of these amounts, the CODM elected to aggregate such amounts in the "commercial" category in preparing the Registration Statement. With this in mind, the Registrant believes that the quantitative threshold in SFAS 131 confirms that it has only one operating segment.

  SFAS 131 states that operating segments with a reported measure of revenue, profit or loss or assets that is 10% or more of combined revenue, profit or loss or assets, respectively, of all operating segments must be separately reported. Further, combined external revenues of reported operating segments must account for at least 75% of total consolidated revenues.

  For the year ended December 31, 2004, wholesale activity comprised 90% of combined revenue and commercial activity comprised 10% of combined revenue. Further dividing the commercial activity, as has historically been the practice of the CODM, between (a) customers in the public sector and large commercial and industrial customers and (b) cruise ships, bulk carriers and fishing fleets, revenue generated from sales to these two types of customers represented approximately 8% and approximately 2%, respectively, of combined revenue for the year ended December 31, 2004.

  Based upon SFAS 131 and the operational characteristics of the Registrant described above, the Registrant believes that its operations constitute one operating segment for financial reporting purposes.

Results of Operations, page 51

20.
When you attribute changes in significant items to more than one factor or element, breakdown and quantify the impact of each factor or element. For example, if known or practicable, please breakdown and quantify the increase in refined petroleum product prices which helped drive your sales increase in 2004. Please refer to FRC Section 501.04 for further guidance.

  Response: The Registration Statement has been revised accordingly. Please see page 51.

Competition, page 80

21.
We note your statement that you face less competition in the residual oil markets because of the strategic locations of your storage facilities and bunkering assets. Please explain how your locations provide you with a competitive advantage.

  Response: Please be advised supplementally that in the residual oil business the locations of terminalling and bunkering assets is critical. Residual oil is heated when stored and cannot be delivered long distances. Bunkering requires facilities at ports to service vessels. For example, Portland Harbor is serviced by one bunker barge which bunker barge is under a term lease for the benefit of the Registrant. Within Boston Harbor, the Registrant has at Chelsea the largest storage capacity in Massachusetts committed to marine fuels, and furthermore, the Chelsea facility has multi-grade residual fuels.

Certain Relationships and Related Transactions, page 91

22.
We note that you will enter into an Omnibus Agreement with certain members of the Slifka family and their affiliates who will agree not to compete with you under certain circumstances. If known or practicable, please disclose those circumstances under which the Slifka family and their affiliates may compete with you.

  Response: The Registration Statement has been revised accordingly. Please see page 96.

23.
Provide a detailed discussion of the transactions cited under "The Transactions" on page 4. Explain why you entered into each of the transactions and how you arrived at the terms for each piece. We note that they were not the result of arm's length negotiations.

  Response: The Registration Statement has been revised accordingly. Please see page 95.

24.
Disclose whether the transactions you list were on terms at least as favorable to you as could have been obtained from unaffiliated third parties as a result of arms' length negotiations.

  Response: The Registration Statement has been revised accordingly. Please see pages 95-97. Prior to July 2, 2004, 51% of Global Companies LLC and Affiliates was owned by RYTTSA USA, Inc. ("RYTTSA"), an unaffiliated third party of the Registrant and its affiliates. During the period in which RYTTSA held a 51% ownership interest in Global Companies LLC and Affiliates, RYTTSA negotiated the terms of each of the shared services agreements and of the throughput agreement.

Underwriting, page 134

25.
We note that your underwriters will engage in an electronic offer, sale or distribution of the shares. Please describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing. Consult Release Nos. 33-7233 and 33-7289 for guidance.

  Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, address:

  •
  the communications used;

  •
  the availability of the preliminary prospectus;

  •
  the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers;

  •
  how offers and final confirmations will be made; and

  •
  the funding of an account and payment of the purchase price.

  We may comment further.

  Response: Lehman Brothers Inc. has advised the Registrant that it may engage in the electronic offer and/or sale of units and that any such activities will be conducted in accordance with the procedures reviewed by the Staff.

  In the event that additional members are added to the underwriting syndicate, one or more of the potential additional members of the underwriting syndicate, whose identities are not known at this time, may engage in the electronic offer and/or sale of units. The Registrant will promptly supplement its response to identify those members and provide you with a description of their procedures.

  Consistent with this approach, the following language is included in the underwriting section of the prospectus:

  "A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations."

  Raymond James & Associates, Inc. and RBC Capital Markets Corporation have notified the Registrant that as a courtesy to their customers to whom a preliminary prospectus will be sent, they may distribute preliminary prospectuses electronically via email to certain of their customers, but will not accept indications of interest, offers to purchase or confirm sales electronically. To the extent distributed electronically, the preliminary prospectus will be in Adobe PDF format. In addition, RBC Capital Markets Corporation has notified the Registrant that it intends to post the preliminary prospectus on the RBC Dain Rauscher INFONET which is accessible only to RBC's employees. No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act of 1933 has been prepared and filed with the Commission. KeyBanc Capital Markets has notified the Registrant that it will not engage in any electronic offer, sale or distribution of the units. Raymond James & Associates, Inc., RBC Capital Markets Corporation and KeyBanc Capital Markets have notified the Registrant that they will not be making the prospectus available on the Internet.

  Banc of America Securities LLC has advised the Registrant that it will not accept indications of interest, offers to purchase or otherwise offer and/or sell securities electronically, nor will it confirm sales electronically. However, it may deliver the preliminary prospectus and any amendments thereto to certain of its clients by posting electronic versions of those documents on the "i-Deal" website. These customers will also be sent a hard copy of the preliminary prospectus and any amendment thereto. Electronic versions of the preliminary prospectus and any amendments thereto will be made available to those customers only as a convenience. Banc of America Securities LLC will not be relying on electronic delivery to meet its delivery obligations under the federal securities laws. No preliminary prospectus will be delivered electronically until a preliminary prospectus has been prepared and filed with the Staff in conformity with the Securities Act. Banc of America Securities LLC will only deliver hard copies of the final prospectus to its customers. Banc of America Securities LLC has advised the Company that Kristina Wyatt, Esq. of the Securities and Exchange Commission is currently reviewing the i-Deal procedures. Banc of America Securities LLC employs the same procedures as those being reviewed by Ms. Wyatt.

26.
You indicate that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Identify the underwriters and the websites. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. Provide us with copies of all information concerning your company or prospectus that has appeared or will appear on their websites. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response. We may comment further.

  Response: At this time no underwriter has confirmed that it will make available a prospectus in electronic format on a website it maintains. The Registrant will promptly supplement its response to provide the requested information if a prospectus in electronic format is made available on websites maintained by one or more underwriters. As mentioned in response to Comment No. 25, Banc of America Securities LLC may make electronic versions of the preliminary prospectus available on the i-Deal website in accordance with the procedures currently being reviewed by Ms. Wyatt.

  The underwriters have informed the Registrant that they currently have no arrangement with a third party to host or access the preliminary prospectus on the Internet. While certain of the underwriters may contract with Yahoo! NetRoadshow (www.netroadshow.com) to conduct an "Internet road show" with respect to this offering, the purpose of these contracts is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet road show is to provide access to the road show to institutional investors who cannot, or elect not to, attend the road show meeting in person. As part of the electronic road show process, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to and will be made available on the web site. The preliminary prospectus will be accessible via the Internet, for informational purposes only, in accordance with the road show vendor's customary procedures. The Registrant expects that in any agreement with the underwriters, Yahoo! NetRoadshow will agree to conduct Internet road shows in accordance with the Net Roadshow Inc. no-action letter dated September 8, 1997, and subsequent no-action letters received from the Commission in connection with virtual roadshows. Copies of the agreements with Yahoo! Net Roadshow will be provided to the Staff under separate cover in the event any of the underwriters enter into any such agreements.

27.
Please provide the following information with respect to your directed unit program:

(a)
Tell us the approximate percentage of common stock and dollar value you plan to offer in this program.

(b)
Clarify the types and number of parties that will be able to participate in the program, including identifying whether any of these parties are venture capital firms.

(c)
Provide a more detailed description of the Directed Unit Program and the mechanics of the offering.

(d)
Specify the party or parties that will administer the program.

(e)
Ensure that your beneficial ownership disclosure includes any shares of common stock that may be acquired within 60 days.

(f)
Discuss whether the program requires any related party transaction disclosure under Item 404 of Regulation S-K.

(g)
Detail the timing and nature of any communications with directed share participants that have occurred or that you plan to make.

(h)
Provide us with all materials sent and that you plan to send to potential direct unit participants.

(i)    Describe in adequate detail any account funding requirements.

  We may issue additional comments.

  Response: The exact number of reserved units available to prospective purchasers is generally determined prior to but not later than the time of the pricing and is a function of the number of prospective purchasers who have indicated an interest, the limit indicated by the participant, the number of prospective purchasers who have properly completed client questionnaires and account opening documents meeting applicable regulatory requirements and the ultimate size of the offering which, of course, is determined at the time of pricing. The Registrant currently estimates that 3.5% of common units being offered or 200,000 common units having an estimated value of $4 million will be offered in the directed unit program.

  The Registrant is preparing a list of officers, directors and employees of its general partner and its operating subsidiaries and certain persons associated with the Registrant whom the Registrant would like to invite to participate in a directed unit program. Although the exact number and identity of participants is not known at this time, the Registrant does not expect that any of the participants will be venture capital firms.

  Lehman Brothers Inc. will be administering the directed unit program and has advised us that they will follow one of the two following procedures for the directed unit program.

  Procedure 1

  Names of prospective participants in the directed unit program are submitted by the Registrant to Lehman Brothers Inc. No directed unit program materials are sent until a preliminary prospectus is available. As soon as a preliminary prospectus is available, Lehman Brothers Inc. sends an indication of interest letter accompanied by the preliminary prospectus, a client questionnaire, directed unit account opening information and a Lehman Brothers Inc. client agreement to the prospective participants. The written materials to be distributed by Lehman Brothers Inc. in connection with the directed unit program reflect all comments from the Commission received to date in any previous offerings. The written materials contain only the statements required or permitted to be included therein by the provisions of Rule 134 and the staff, and accordingly, comply with the requirements of Rule 134.

  Prospective recipients of reserved units are determined after reviewing the account information and other responses contained in such documentation. Units and money are not exchanged until after the offering is priced and confirmations are sent. Prospective purchasers are instructed not to send payment when returning the indication of interest letter. In addition, prospective purchasers are not committed to buy units when they return the indication of interest letter: that letter specifically states that "an indication of interest in response to this letter will involve no obligation or commitment of any kind." Purchasers become committed after the offering is priced and a Lehman Brothers Inc. representative offers the units at the specific price and the purchaser confirms his interest and accepts the offer.

  Procedure 2

  In the alternative, Lehman Brothers Inc. has advised the Registrant that it may administer the directed unit program electronically through i-Deal in which case the procedures for the directed unit program will be done in accordance with procedures previously reviewed by staff person Kristina Wyatt on behalf of the Commission. Lehman Brothers Inc. has advised the Registrant that any comments or questions regarding Lehman Brothers Inc.'s directed unit program procedures should be directed to Kristina Wyatt in the chief counsel's office of the Division of Corporation Finance ((202)942-1941), and that Lehman Brothers Inc. will be following the same procedures that i-Deal, who developed the application Lehman Brothers Inc. will be utilizing for the directed unit program, has discussed and cleared with Ms. Wyatt.

  As noted above, Lehman Brothers Inc. will be administering the directed unit program.

  The size of the directed unit program and the potential recipients of directed units thereunder have not yet been finally determined. When the recipients and amount of directed units have been determined, the Registrant will revise the beneficial ownership table and related party transaction disclosure to disclose directed units to be purchased if required by Regulation S-K, Item 403 and Item 404, respectively. The Registrant will revise the Registration Statement accordingly if a transaction necessitating such disclosure arises.

  Lehman Brothers Inc. has advised the Registrant that it is currently in the process of finalizing written materials to be provided to directed unit participants. The materials that the Registrant is providing to the Staff as Exhibit B to this letter represent Lehman Brothers Inc.'s form of directed unit materials and reflect all comments from the Commission received to date in any previous offerings. In addition, a lock-up letter will be included in the directed unit program materials. The lock-up letter will require each purchaser in the directed unit program to agree that he will not, without the prior written consent of Lehman Brothers Inc. dispose of or hedge any common units purchased in the directed unit program for a period of 180 days (subject to an extension under certain circumstances) from the date of the prospectus. Each purchaser will be required to sign the lock-up letter and submit it to Lehman Brothers Inc. The purchasers in the directed unit program will be subject to substantially the same form of lock-up letter as the Registrant's officers and directors. The form of lock-up letter to be executed by the officers and directors will be submitted as an exhibit to the Registrant's form of Underwriting Agreement, which will be filed by amendment to the Registration Statement as Exhibit 1.1.

  Neither of the above procedures requires any account funding prior to the time that the offering is priced and confirmations are sent.

Forward-Looking Statements, page 140

28.   Eliminate the suggestion that "will" identifies forward-looking statements.

        Response: The Registration Statement has been revised accordingly. Please see page 152.

Global Partners LP Unaudited Pro Forma Combined Financial Statements, page F-2

29.
We note that you have prepared pro forma financial information as of and for the year ended December 31, 2004. However, since you are planning to record your reorganization of entities under common control on an historical cost basis, it would be appropriate to include pro forma information for all three years.

  Response: Based on discussions with the Staff, it was agreed that pro forma information for all three years was not necessary.

Global Companies LLC and Affiliates (Predecessor), page F-7

Combined Statements of Income, page F-8

30.
It appears you have excluded depreciation and amortization from your cost of sales and gross profit measures. Although the separate presentation of multiple components of costs of sales is permissible under the guidance in SAB Topic 11:B, with appropriate disclosure, this accommodation does not extend to measures of gross profit.

  Response: The Registration Statement has been revised accordingly. Please see pages 12, 44-45, F-4, F-5 and F-9.

Note 2—Summary of Significant Accounting Policies, page F-13

Inventories, page F-13

        We understand that you engage in inventory exchange agreements with unrelated third-party suppliers, under which you and they draw inventory from each other, and replace it at a later date. Although you state that these transactions are valued using current quoted market prices, there is no indication of how you are accounting for the differences between the fair values ascribed to these transactions, and the cost basis of inventory exchanged. Please expand your revenue recognition policy disclosure to address the accounting for your exchange transactions. Please also refer to the section of our February 11, 2005 industry letter relating to Buy/Sell Arrangements, located on our website at: http:www.sec.gov/divisions/corpfin/guidance/oilgas021105.htm and provide any additional disclosure necessary, under the circumstances.

  Response: The Registration Statement has been revised accordingly. Please see page F-16.

Part II

Exhibits

31.
Please note that all exhibits are subject to our review. Accordingly, with your next amendment, please file all omitted exhibits.

  Response: The Registrant has filed with Amendment No. 1 all exhibits that are currently available. Please see Exhibits 5.1, 10.4, 21.1, 23.1. 23.2, 23.3 and 23.4. The Registrant will promptly amend the Registration Statement to file all remaining exhibits as soon as they become available so that the Staff has adequate time to review.

        If you have any questions or comments regarding this letter or the Registration Statement, please contact Alan P. Baden of Vinson & Elkins L.L.P. at (212) 237-0001 or Brenda Lenahan of the same firm at (212) 237-0133.

Very truly yours, GLOBAL PARTNERS LP
By:	GLOBAL GP LLC its General Partner
By:	/s/ EDWARD J. FANEUIL Edward J. Faneuil Senior Vice President, General Counsel and Secretary
cc:
Donald Delaney
Karl Hiller
Jason Wynn
Stephanie Hunsaker
Alan Baden

Exhibit A

        See attached support in response to Comment No. 8.

Exhibit B

        See attached materials in response to Comment No. 27.